Exhibit 4.1

AMERICAN NOBLE GAS INC

DESCRIPTION OF COMMON STOCK

The following is a summary of certain provisions of Nevada law and the material terms of common stock, par value $0.0001 per share of American Noble Gas Inc, a Nevada corporation (the “Company, “we” or “our), as contained in our Articles of Incorporation, filed with the Secretary of State of the State of Nevada on December 7, 2021 (the “Articles of Incorporation”) and Bylaws (the “Bylaws”) as amended. The following descriptions do not purport to be complete statements of the relevant provisions of the Articles of Incorporation, the Bylaws or the Nevada Revised Statutes, as amended (the “NRS”). You should refer to the Articles of Incorporation and the Bylaws, which are filed as exhibits to the Current Report on Form 8-K of which this Exhibit 4.1 is part, along with the applicable provisions of the NRS.

Authorized Capital Stock

Our Articles of Incorporation authorizes the issuance of up to 500,000,000 shares of common stock, par value $0.0001 per share (“Common Stock”), and up to 10,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”).

Common Stock

Holders of Common Stock are entitled to receive dividends, when and as declared, from time to time, by our board of directors (“Board”), in its discretion, out of any of our assets legally available therefore. We have not paid any cash dividends on our Common Stock since our inception, and our Board does not contemplate the payment of cash dividends on our Common Stock in the foreseeable future. Any future determination as to the declaration and payment of dividends will be at the discretion of our Board and will depend on then-existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and such other factors as the Board deems relevant.

Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote at a meeting of our stockholders. In matters other than the election of directors, stockholder approval requires the affirmative vote of a majority of the voting power of our Common Stock present in person or represented by proxy at the meeting and entitled to vote on the matter, voting as a single class, unless the matter is one upon which, by express provision of law, our Articles of Incorporation or Bylaws, a different vote is required. Subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, election of directors is determined by a plurality of the votes cast.

Holders of Common Stock generally have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, when issued, fully paid and nonassessable.

Subject to the terms of the Articles of Incorporation, upon our liquidation, dissolution or winding up, whether voluntary or involuntary, our remaining assets available for distribution to holders of Common Stock after payment to the holders of Preferred Stock of the specific amounts, if any, which they are entitled to receive as may be provided therein or pursuant thereto, will be distributed among the holders of Common Stock, pro rata based on the number of shares of Common Stock held by each stockholder.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Action Stock Transfer Corporation, which is located at 2469 E. Fort Union Blvd, Suite 214, Salt Lake City, UT 84121 and its telephone number is (801) 274-1088.